FOR IMMEDIATE RELEASE

Points and Flying Blue Launch Points Travel Website to Allow
Members to earn and spend Miles when Booking Hotels

Flying Blue now integrates Points Travel SaaS Booking Platform to Reward Frequent
Flyers with Enhanced Value when Booking Hotels

TORONTO, April 26, 2016 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in loyalty currency management, and Flying Blue, Air France-KLM’s frequent flyer program used by SkyTeam airline partners including Air Europa, Kenya Airways, Aircalin, TAROM and more, today launched a joint website using the Points Travel platform. This site will allow members to earn and spend their loyalty reward miles to book competitively-priced hotel rooms across the globe.

Points Travel, the first private label travel eCommerce platform designed specifically for the loyalty industry, helps loyalty programs increase their revenues from hotel sales while offering a brand new reward option to loyalty program members. As the first European program to implement both earn and burn functionalities on the platform, Flying Blue’s Points Travel integration allows members to earn an average of five to ten miles per Euro spent for their hotel booking, up to 20 miles per Euro. For example, a Flying Blue member recently earned 16,000 miles for a €900 Las Vegas Hotel stay for a value of 17 miles per Euro spent. These bonus miles were instantly redeemable for a free rewards flight or hotel stay.

Additionally, a significant factor in Flying Blue’s choice of the Points Travel offering, is the ability to offer their members enhanced value by allowing them to to redeem their miles in a combination of miles and cash on any hotel, a brand new reward that enhances the value of Flying Blue’s loyalty currency.

“At Flying Blue, we’re always searching for new ways for our members to earn and spend miles,” said Frederick Kahane at Flying Blue. “Using Points Travel, we’re able to offer members new ways to spend our loyalty currency as well as offer our members the ability to accelerate their opportunities to earn these valuable miles.”

“By leveraging Points Travel, Flying Blue gives their members higher earning opportunities and broader redemption choices, leading to increased engagement levels,” said Rob MacLean, CEO of Points. “A product of our Loyalty Commerce Platform, Points Travel is a primary example of how we leverage our platform to efficiently bring new reward options to market and even greater value to our loyalty program partners.”

Points Travel can be quickly integrated into loyalty programs’ web and mobile properties to create a highly-converting, travel eCommerce offering that is program-branded and leverages the capabilities of the Points Loyalty Commerce Platform. Currently available in six languages, the user experience is simple and intuitive, taking members from consideration to purchase in just a few clicks, ultimately rewarding members with thousands of miles or points and the ability to redeem for bookings at hotel locations across the globe. For more information, visit Flying Blue’s implementation of the Points Travel platform at FlyingBlue.pointshound.com.

With its leading Loyalty Commerce Platform, Points provides loyalty ecommerce and technology solutions to the world's top brands to power innovative products and services to drive increased revenue and member engagement in loyalty programs. Points leverages its platform to efficiently deliver great products, including Points Travel, to their loyalty program partners. For more about Points’ Loyalty Commerce Platform, visit www.points.com.

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where more than 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world's largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 8th largest Canadian software company and the 27th largest Canadian technology company by the 2016 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointLoyalty) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

About Flying Blue

Flying Blue is the frequent flyer programme launched by Air France and KLM in 2005. With 21 million members, it groups 35 airlines including Air France, KLM, HOP!, Tarom, Kenya Airways, Air Europa and Air Calin, and over 100 non-airline partners. Flying Blue is the most attractive and biggest frequent flyer programme in Europe.

The Flying Blue programme is structured in four levels – Ivory, Silver, Gold and Platinum.

Points Investor Relations
ICR
Garo Toomajanian
ir@points.com
617-956-6728

Points Media Relations
Walker Sands Communications
Meghan Spork
Meghan.spork@walkersands.com
312-241-1474